SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 1)

MAXCO, INC.
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(Name of Issuer)

MAXCO, INC.
Max A. Coon
Eric L. Cross
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(Name of Person(s) Filing Statement)

COMMON STOCK, NO PAR VALUE
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(Title of Class of Securities)

577723-10-9
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(CUSIP Number of Class of Securities)

Lawrence O. Fields
Chief Financial Officer, Treasurer
1118 Centennial Way
Lansing, MI 48917
(517) 321-3130
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

COPIES TO:

J. Michael Warren
Linda R. Asciutto
Warren Cameron Asciutto & Blackmer, P.C.
P.O. Box 26067
Lansing, Michigan 48909
(517) 349-8600

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies ☒.

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐.

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$ 342,000	$40.25

•
The filing fee was determined based on the product of: (a) the estimated -57,000 shares of common stock proposed to be acquired from stockholders in the transaction to which this Schedule 13E-3 relates; and (b) the consideration of $6.00 per share of common stock (the "aggregate value"). The amount required to be paid with the filing of this Schedule 13E-3 equals .0001177 times the aggregate value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40.25

Form or Registration No.:	Schedule 13E-3

Filing Party:	Maxco, Inc.

Date Filed:	November 18, 2005

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") is being jointly filed by Maxco, Inc., a Michigan corporation (the "Company"), Max A. Coon, President, Director, Chairman of the Board, and Chief Executive Officer of the Company, and Eric L. Cross, Executive Vice-President and Secretary of the Company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13e-3 promulgated thereunder. The preceding persons are collectively referred to as “Filing Persons” and individually as “Filing Person”. The Filing Persons are submitting to the Company stockholders a proposal to approve and adopt:

a 1-for-1,000 reverse stock split of the Company's, no par value common stock ("Stock”) with a cash payment of $6.00 per share, without interest, in lieu of issuance of fractional shares, to beneficial stockholders holding fewer than 1,000 shares of Stock as of the effective date of the reverse split (“Reverse Split”) followed immediately by a 1000-for-1 forward stock split of the Stock (“Forward Split”).

The Reverse Split followed by the Forward Split are upon the terms and subject to the conditions set forth in our Proxy Statement described below, and would be effected by an amendment to our Articles of Incorporation, as amended (the "Transaction").

This Amendment No. 1 to Schedule 13E-3 is being filed with the Securities and Exchange Commission along with Amendment No. 1 to the preliminary proxy statement, including appendices, filed by the Company pursuant to Regulation 14A under the Exchange Act (the "Proxy Statement"), which will notify stockholders of the Company's special meeting of stockholders, scheduled for ________________, 2006, where stockholders will be asked to: (i) approve the Transaction, (ii) grant the Company’s Board of Directors discretionary authority to adjourn the special meeting if necessary to satisfy the conditions to completing the transaction, including for the purpose of soliciting proxies to vote in favor of the transaction, and (iii) conduct any other business properly brought before the special meeting.

All information contained in the Proxy Statement is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the filing date of this Amendment No. 1 to Schedule 13E-3, the Amendment No. 1 to the Proxy Statement is in preliminary form and is subject to completion or amendment. This Amendment No. 1 to Schedule 13E-3 will be amended to reflect any such changes to the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Maxco, Inc. The address of the principal executive offices of the Company is 1118 Centennial Way, Lansing, MI 48917. The telephone number of the Company is 517-321-3130.

(b)-(d) The information set forth in the Proxy Statement under "Market for Common Stock and Related Stockholder Matters" is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Proxy Statement under "Securities Transactions" is incorporated herein by reference

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c)(1)(2) The Filing Persons are the Company, Max A. Coon, Director, Chairman of the Board, and Chief Executive Officer of the Company, and Eric L. Cross, Executive Vice-President and Secretary of the Company. The information set forth in Item 2(a) above and in the Proxy Statement under "Directors and Executive Officers" is incorporated herein by reference. The business address of the executive officers of the Company is 1118 Centennial Way, Lansing, MI 48917.

(c)(3) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(c)(4) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

(c)(5) All directors and executive officers of the Company are United States’ citizens, except for Sanjeev Deshpande who is a citizen of the Republic of India.

(d) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1) Not applicable

(a)(2) The information set forth in the Proxy Statement under "Summary Term Sheet - The Transaction," "Summary Term Sheet - Vote Required," "Special Factors - Background of the Transaction," "Special Factors - Purpose and Reasons for the Transaction," "Special Factors - Certain Effects of the Transaction," "Special Factors - Interest of Officers and Directors in the Transaction," "Special Factors - Anticipated Accounting Treatment," and "Special Factors - U.S. Federal Income Tax Consequences" is incorporated herein by reference.

(b) It is not anticipated that any shares will be purchased from any officer, director or affiliate of the Company, other than 700 shares of common stock held in an IRA for the benefit of Lawrence O. Fields, Chief Financial Officer and Treasurer of the Company, that will be cashed out under the proposed Reverse Split.

(c) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors - Background of the Transaction," "Special Factors - Certain Effects of the Transaction," "Special Factors - Interests of Officers and Directors in the Transaction," "The Proposed Amendment - “Structure of Transaction” and “The Proposed Amendment - Conversion of Shares in the Transaction" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under "Summary Term Sheet - No Appraisal or Dissenters' Rights" and “Special Factors - No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under "Special Factors - Recommendation of the Board; Fairness of the Transaction" and “Special Factors - Position of Mssers. Coon and Cross as to Fairness” is incorporated herein by reference.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in the Proxy Statement under "Certain Transactions" is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under “Certain Transactions”, "Special Factors - Background of the Transaction," "Special Factors - Alternatives Considered," "Special Factors - Possible Corporate Transactions", and “Securities Transactions” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under "Summary Term Sheet - Conflicts of Interest of Directors and Executive Officers," "Securities Transactions," "Special Factors - Interests of Officers and Directors in the Transaction," "Security Ownership of Certain Beneficial Owners and Management," "Directors and Executive Officers," and "Certain Transactions" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The information set forth in the Proxy Statement under "Special Factors - Anticipated Accounting Treatment" and "Special Factors - Conduct of Maxco’s Business After the Transaction" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "Market for Common Stock and Related Stockholder Matters," "Special Factors - Background of the Transaction," "Special Factors - Certain Effects of the Transaction," "Special Factors - Conduct of Maxco’s Business After the Transaction," and "Special Factors - Possible Corporate Transactions,"is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) The information set forth in the Proxy Statement under "Special Factors - Background of the Transaction" and "Special Factors - Purposes and Reasons for the Transaction" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under "Special Factors - Background of the Transaction" and "Special Factors - Alternatives Considered" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors - Background of the Transaction," and "Special Factors - Purposes and Reasons for the Transaction" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary Financial Information - Summary Unaudited Pro Forma Financial Information," "Special Factors - Certain Effects of the Transaction”, “Special Factors - U.S. Federal Income Tax Consequences," and "Special Factors - Conduct of Maxco’s Business After the Transaction" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(e) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors - Background of the Transaction," "Special Factors - Purpose and Reasons for the Transaction," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendation of the Board of Directors; Fairness of the Transaction, “Special Factors - Position of Mssers. Coon and Cross as to Fairness”.and "Special Factors - Opinion of the Financial Advisor" is incorporated herein by reference.

(f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)- (b) The information set forth in the Proxy Statement under "Special Factors - Background of the Transaction," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendation of the Board of Directors; Fairness of the Transaction," “Special Factors - Position of Mssers. Coon and Cross as to Fairness” and "Special Factors - Opinion of the Financial Advisor" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "Special Factors - Opinion of the Financial Advisor" and "Where You Can Find More Information" is incorporated herein by reference.

The opinion of the financial advisor to the special committee is included as Appendix B to the Proxy Statement. The opinion prepared by the financial advisor will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or representative of a stockholder so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(c) The information set forth in the Proxy Statement under "Special Factors - Source of Funds and Financing of the Transaction" is incorporated herein by reference.

(d) Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Proxy Statement under "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under “Securities Transactions” and “Certain Transactions” is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) The information set forth in the Proxy Statement under "Summary Term Sheet - Vote Required" and "The Special Meeting - Vote Required" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under "Special Factors - Recommendation of the Special Committee" and "Special Factors - Recommendation of the Board; Fairness of the Transaction" and “Special Factors - Position of Mssers. Coon and Cross as to Fairness” is incorporated herein by reference.

ITEM 13. FINANCIAL INFORMATION

(a) The audited financial statements as of and for each of the fiscal years ended March 31, 2005 and March 31, 2004 are incorporated in the Proxy Statement from the Company's Annual Report on Form 10-K/A- Amendment No. 2 for the year ended March 31, 2005. The unaudited financial statements are incorporated in the Proxy Statement from the Company’s Quarterly Report on Form 10-Q/A - Amendment No. 1 for the quarter ended September 30, 2005. The information in the Proxy Statement referred to in "Summary Financial Information - Summary Historical Financial Information," "Documents Incorporated by Reference," and "Where You Can Find More Information" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under "Summary Financial Information - Summary Unaudited Pro Forma Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) The information set forth in the Proxy Statement under "The Special Meeting" and "Cost of Solicitation of Proxies" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a) Preliminary Proxy Statement on Schedule 14A- Amendment No.1 , as filed with the Securities and Exchange Commission on February 3, 2006, incorporated herein by reference.

(b) Not applicable.

(c)(1) Opinion of GBQ Consulting, LLC to the Special Committee dated October 17, 2005 (Appendix B to the Preliminary Proxy Statement on Schedule 14A- Amendment No. 1, as filed with the Securities and Exchange Commission on February 3, 2006), incorporated herein by reference.

(c)(2) Presentation materials prepared by GBQ Consulting, LLC for the Special Committee dated October 17, 2005.

(d)(1)   Incentive stock option plan adopted August 15, 1983, including the amendment (approved by shareholders August 25, 1987) to increase the authorized shares on which options may be granted by two hundred fifty thousand (250,000), up to five hundred thousand (500,000) shares of the common stock of the company is hereby incorporated by reference from the annual report on Form 10-K for the fiscal year ended March 31, 1988.

(d)(2) Maxco, Inc. 1998 Employee Stock Option Plan is hereby incorporated by reference from Form 10-Q dated November 12, 1998.

(d)(3) Incentive agreement between Sanjeev Deshpande and Maxco, Inc. dated April 20, 2004 is hereby incorporated by reference from Form 10-K dated July 13, 2004.

(f) Not applicable.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2006

Maxco, Inc.

 /s/ Max A. Coon

By: Max A. Coon, Chairman of the Board,
Chief Executive Officer and President

 /s/ Max A. Coon

Max A. Coon

/s/ Eric L. Cross

Eric L. Cross

EXHIBIT INDEX

Exhibit Number	Description

(a)	Preliminary Proxy Statement of the Company (incorporated by reference from the Company’s Schedule 14A, Amendment No. 1 filed with the SEC on February 3, 2006).
(c)(1)
Opinion of GBQ Consulting, LLC to the Special Committee dated October 17, 2005 (incorporated by reference from Appendix B to the Company’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on February 3, 2006).

(c)(2)	Presentation Materials prepared by GBQ Consulting, LLC for the Special Committee dated October 17, 2005.
(d)(1)
Incentive stock option plan adopted August 15, 1983, including the amendment (approved by shareholders August 25, 1987) to increase the authorized shares on which options may be granted by two hundred fifty thousand (250,000), up to five hundred thousand (500,000) shares of the common stock of the Company (incorporated by reference from the annual report on Form 10-K for the fiscal year ended March 31, 1988).

(d)(2)	Maxco, Inc. 1998 Employee Stock Option Plan (incorporated by reference from Form 10-Q dated November 12, 1998).

(d)(3)	Incentive agreement between Sanjeev Deshpande and Maxco, Inc. dated April 20, 2004 (incorporated by reference from Form 10-K dated July 13, 2004).